Catalyst Funds.

Amendment Number 9 to the Investment Company Services Agreement

On behalf of its series,

 Catalyst/Groesbeck Growth of Income Fund

This Amendment Number 9, dated December 30, 2009 to Investment Company Services Agreement ("Agreement") dated April 28, 2006 between the Catalyst Funds, an Ohio Business Trust and Matrix Capital Group, a New York Corporation, is adopted to provide the following:

Schedule C of the Agreement is hereby amended to provide for the addition of the Catalyst/Groesbeck Growth of Income Fund.

All portions of the Agreement not specifically amended herein shall remain in full force and effect.

/s/ Jerry Szilagyi

Jerry Szilagyi, Trustee

Catalyst Funds

/s/ Christopher F. Anci

Christopher F. Anci, President

Matrix Capital Group, Inc.